UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-08427
EKSPORTFINANS ASA (Issuer)/THE AMERICAN STOCK EXCHANGE (Exchange)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Dronning Mauds gt. 15, N-0250 Oslo, Norway, 01147 2201 2201
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$18,268,000 PLUS Notes
Linked to the S&P 500® Index due March 20, 2009
(Description of class of securities)

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 CFR240.12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, EKSPORTFINANS ASA (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: November 17, 2008	/s/ Gisèle Marchand	Title: Chief Executive Officer

Name: Gisèle Marchand

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

James Mollen Amex Regulation 86 Trinity Place New York, New York 10006
Notice of Withdrawal from Listing November 7, 2008 Mr. Mollen,
Eksportfinans ASA (the “Issuer”) hereby gives notice to the American Stock Exchange (“Amex”) of the Issuer’s intention to file a Form 25 with the Securities & Exchange Commission (the “SEC”) to withdraw $18,268,000 PLUS Notes Linked to the S&P 500® Index due March 20, 2009 (the “Securities”) from listing on the Amex. The voluntary delisting of the Securities is occurring as a result of the acquisition of the Amex by NYSE Euronext and NYSE Euronext’s plans to consolidate all listed exchange-traded funds and structure products on NYSE Arca and the consequent delisting of all securities from the Amex. Eksportfinans has decided not to transfer the listing of the Securities to the NYSE Arca. The Issuer understands that the Securities Exchange Act Rule 12d2-2(c) provides that the Issuer must (i) issue a press release announcing the proposed withdrawal from listing concurrent with the provision of this notice to the Amex and (ii) post such press release on its public website and not remove it until the Form 25 is effective (i.e. 10 calendar days after the date the Issuer files a Form 25, unless the SEC takes action to delay effectiveness). The Issuer further understands that Rule 12d2-2(c) prohibits the filing of Form 25 until (i) at least 10 calendar days after the provision of this notice to the Amex and (ii) the Issuer has complied with the requirements of Amex Rule 18.
Very truly yours,
Elise Lindbaek
EVP Director of Staff